OD 10/31/13

SECUR 13026258 ISSION

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SEC MAIL PROCESSING SECTION
RECEIVED
OCT 31 2013
WASH. D.C.
193

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66153

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/2012 (MM/DD/YY) AND ENDING 08/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Starr Strategic Partners, LLC (formerly known as ABA Business Services, LLC)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 Park Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Schinkel (212) 409-2412
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name - *if individual, state last, first, middle name*)

8000 Towers Crescent Dr., Suite 500 (Address) Vienna (City) Virginia (State) 22182-6205 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond

11/7/13
11/5/13

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OATH OR AFFIRMATION

I, George Schinkel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Starr Strategic Partners, LLC (formerly known as ABA Business Services, LLC)**, as of **August 31, 2013**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CEO and FINOP
Title

NATALIE ANTOINETTE
NOTARY PUBLIC-STATE OF NEW YORK
No. 01AN6240274
Qualified In New York County
My Commission Expires May 02, 2015

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Starr Strategic Partners, LLC (formerly known as ABA Business Services, LLC)

Financial Report
August 31, 2013

McGladrey

Assurance • Tax • Consulting

Starr Strategic Partners, LLC (formerly known as ABA Business Services, LLC)

Financial Report
August 31, 2013

Contents

McGladrey

Independent Auditor's Report

To the Member of
Starr Strategic Partners, LLC (formerly known as ABA Business Services, LLC)
New York, NY

Report on the Financial Statements

We have audited the accompanying financial statements of Starr Strategic Partners, LLC (formerly known as ABA Business Services, LLC) which comprise the statement of financial condition as of August 31, 2013, and the related statements of operations, changes in member's equity and cash flows for the year then ended and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Starr Strategic Partners, LLC as of August 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 1 to the financial statements, ABA Business Solutions, Inc. sold 100% of its interest in ABA Business Services, LLC to Starr Global Financial, Inc. effective August 30, 2013. The name of ABA Business Services, LLC is now Starr Strategic Partners, LLC. Our opinion is not modified with respect to this matter.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I is presented for purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

McGladrey LLP

Vienna, Virginia
October 25, 2013

Starr Strategic Partners, LLC (formerly known as ABA Business Services, LLC)

Statement Of Financial Condition
August 31, 2013

Assets		
Cash	$	73,326
Total assets	$	73,326
Member's Equity		
Member's Equity	$	73,326
Total member's equity	$	73,326

See Notes To Financial Statements.

Starr Strategic Partners, LLC (formerly known as ABA Business Services, LLC)

Statement Of Operations
Year Ended August 31, 2013

Expenses:		
Professional fees	$	14,000
Other corporate expenses		4,505
Total expenses		18,505
Net loss	$	(18,505)

See Notes To Financial Statements.

Starr Strategic Partners, LLC (formerly known as ABA Business Services, LLC)

Statement Of Changes In Member's Equity
Year Ended August 31, 2013

Balance, September 1, 2012	$	91,831
Net loss		(18,505)
Balance, August 31, 2013	$	73,326

See Notes To Financial Statements.

Starr Strategic Partners, LLC (formerly known as ABA Business Services, LLC)

Statement Of Cash Flows
Year Ended August 31, 2013

Cash Flows From Operating Activities		
Net loss	$	(18,505)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in assets and liabilities:		
Deferred costs		2,300
Due to related party		(4,259)
Net cash used in operating activities		(20,464)
Net decrease in cash		(20,464)
Cash:		
Beginning		93,790
Ending	$	73,326

See Notes To Financial Statements.

Note 1. Nature Of Business And Significant Accounting Policies

Nature of business: Starr Strategic Partners, LLC (formerly known as ABA Business Services, LLC) (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Prior to August 30, 2013, the Company was a single-member limited liability company owned entirely by ABA Business Solutions, Inc. (Business Solutions), which is wholly owned by the American Bankers Association (ABA).

Effective August 30, 2013, Business Solutions sold 100% of its interest in the Company to Starr Global Financial, Inc (Starr). Pursuant to the purchase agreement dated April 22, 2013, in consideration for Business Solutions' interest in the Company, Business Solutions received $65,000 plus the cash balance held by the Company as of August 30, 2013. Subsequent to closing, the Company's name was changed to Starr Strategic Partners, LLC.

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of rule 15c3-3 of the SEC. Therefore, the Company does not have customer accounts, and thus does not carry margin accounts or receive customer funds or securities, which it would have to transmit promptly in connection with its activities as a broker or dealer. The Company does not otherwise hold funds or securities for or owe money to customers, nor does it have financial transactions between the broker or dealer and customers through which bank accounts have been designated as Special Accounts for the Exclusive Benefit of Customers of the Company.

A summary of the Company's significant accounting policies follows:

The Company follows accounting standards established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations, and cash flows. References to Generally Accepted Accounting Principles (GAAP) in these footnotes are to the *FASB Accounting Standards Codification*™, sometimes referred to as the Codification or ASC.

Basis of presentation: The financial statements include only the accounts of the Company.

Basis of accounting: The Company prepares its financial statements on the accrual basis of accounting. Under the accrual basis of accounting, revenues are recognized when they are earned and expenses are recognized when the underlying obligations have been incurred.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes: The Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods. The Company would recognize any interest and penalties on income taxes as a component of income tax expense in the statement of operations.

Note 2. Income Tax Status

As a single-member limited liability company, the Company is treated as a "disregarded entity" for income tax purposes. Thus, the Company's financial activity is reported in conjunction with the federal and state income tax filings of Business Solutions through August 30, 2013, which is the effective date of the sale of the Company to Starr. Effective August 31. 2013, the Company's financial activity is reported in conjunction with the federal and state income tax filings of Starr.

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance.

Business Solutions files income tax returns in U.S. federal jurisdiction and in the District of Columbia. Generally, Business Solutions is no longer subject to U.S. federal, state, and local income tax examinations by tax authorities for tax years prior to 2010.

Starr files income tax returns in U.S. federal jurisdiction and in New York. Generally, Starr is no longer subject to U.S. federal, state, and local income tax examinations by tax authorities for tax years prior to 2010.

Note 3. Net Capital Requirement

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At August 31, 2013, the Company had net capital of $73,326, which was $23,326 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.00 to 1.

Note 4. Related-Party Transactions

ABA provided the Company certain operational and administrative services under the terms of an Expense Sharing Agreement in return for a fee. The fee is based on an allocation according to ABA's centralized budget process applicable to all affiliated and subsidiary entities associated with ABA and the staff time spent in support of the Company. The fee paid to ABA for the year ended August 31, 2013, totaled $3,315. The Expense Sharing Agreement with ABA was terminated with the sale of the Company to Starr on August 30, 2013.

Effective August 31, 2013, the Company entered into an Expense Sharing Agreement with Starr for certain operational and administrative services.

There were no other related-party transactions between the Company and Starr other than the capital contribution as described in Note 5.

Note 5. Subsequent Events

The Company evaluated subsequent events for potential recognition and/or disclosure through October 25, 2013, the date that the financial statements were available to be issued. Subsequent to the sale of the Company to Starr, on September 10, 2013, the Company transferred cash totaling $73,326 as part of the assignment, transfer and conveyance of Business Solutions' interest in the Company.

On September 17, 2013, Starr contributed capital to the Company in the amount of $600,000.

Starr Strategic Partners, LLC (formerly known as ABA Business Services, LLC) **Schedule I**

Computation Of Net Capital Under SEC Rule 15c3-1
August 31, 2013

Net Capital		
Member's equity	$	73,326
Nonallowable assets		-
Net capital	$	73,326
Aggregate Indebtedness	$	-
Computation Of Basic Net Capital Requirements		
Minimum net capital requirement (the greater of $50,000 or 6 2/3% of aggregate indebtedness)	$	50,000
Excess net capital	$	23,326
Ratio of aggregate indebtedness to net capital		0.0 to 1

Reconciliation of the computation of net capital and aggregate indebtedness herein with the corresponding unaudited filing August 31, 2013, prior to amendment:

		Net Capital		Aggregate Indebtedness
Net capital as reported in the Company's corresponding unaudited FOCUS filing	$	69,326	$	4,000
Adjustment – accounts payable overstatement		4,000		(4,000)
	$	73,326	$	-

McGladrey

Independent Auditor's Report On Internal Control

To the Member of
ABA Business Services, LLC
Washington, D.C.

In planning and performing our audit of the financial statements of ABA Business Services, LLC (the Company), as of and for the year ended August 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at August 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey LLP

Vienna, Virginia
October 25, 2013